UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 22, 2026

(Date of earliest event reported)

SKYBOUND HOLDINGS LLC

(Exact name of issuer as specified in its charter)

Delaware	825320942
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Interests

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 3. Material Modification to Rights of Securityholders

In connection with the launch of an offering pursuant to Regulation Crowdfunding, the board of managers of Skybound Holdings LLC (the “Company”) approved a 10-for-1 forward split of all issued and outstanding membership interests of the Company (the “Split”), effective as of May 22, 2026.

In connection with the Split, the Company and the Members concurrently adopted the Ninth Amendment (the “Ninth Amendment”) to the Sixth Amended and Restated Limited Liability Company Operating Agreement, dated as of June 4, 2021, as amended.

The foregoing description of the Ninth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Ninth Amendment, which is filed as Exhibit 2.11 hereto and incorporated herein by reference.

Exhibits

2.11	Ninth Amendment to the Sixth Amended and Restated Limited Liability Company Operating Agreement

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	Chief Executive Officer
Date:	May 27, 2026

2